UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Studio City International Holdings Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

86389T106

(CUSIP Number)

December 31, 2022

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86389T106	Schedule 13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS MCO Cotai Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 462,348,304
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 462,348,304

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,348,304
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86389T106	Schedule 13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS MCO Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 462,348,304
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 462,348,304

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,348,304
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86389T106	Schedule 13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS Melco Resorts & Entertainment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 462,348,304
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 462,348,304

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,348,304
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86389T106	Schedule 13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS Melco Leisure and Entertainment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 462,348,304
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 462,348,304

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,348,304
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86389T106	Schedule 13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,095,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,095,592

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,095,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86389T106	Schedule 13G	Page 7 of 12

1	NAMES OF REPORTING PERSONS Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 463,095,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 463,095,592

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,095,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86389T106	Schedule 13G	Page 8 of 12

ITEM 1. (a) Name of Issuer:

Studio City International Holdings Limited (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

71 Robinson Road

#04-03

Singapore 068895

and

38/F, The Centrium

60 Wyndham Street

Hong Kong

ITEM 2. (a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

MCO Cotai Investments Limited (“MCO Cotai” and formerly known as MCE Cotai Investments Limited)

MCO Holdings Limited (“MCO Holdings”)

Melco Resorts & Entertainment Limited (“Melco Resorts”)

Melco Leisure and Entertainment Group Limited (“Melco Leisure”)

Melco International Development Limited (“Melco International”)

Ho, Lawrence Yau Lung (“Mr. Ho”)

(b) Address or Principal Business Office:

The address or principal business office of each of the Reporting Persons is as follows:

For MCO Cotai: Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For MCO Holdings: Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For Melco Resorts: 71 Robinson Road, #04-03, Singapore 068895 and 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

For Melco Leisure: c/o 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

For Mr. Ho and Melco International: 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(c) Citizenship of each Reporting Person is:

MCO Cotai, MCO Holdings and Melco Resorts are each organized under the laws of the Cayman Islands. Melco Leisure is organized under the laws of the British Virgin Islands. Melco International is a Hong Kong-listed company. Mr. Ho is a citizen of Canada.

CUSIP No. 86389T106	Schedule 13G	Page 9 of 12

(d) Title of Class of Securities:

Class A Ordinary Shares (the “SC Class A Shares”)

(e) CUSIP Number:

86389T106

ITEM 3.

Not applicable.

CUSIP No. 86389T106	Schedule 13G	Page 10 of 12

ITEM 4. Ownership

Ownership (a-c)

The following sets forth, as of December 31, 2022, the aggregate number and percentage of SC Class A Shares beneficially owned by the Reporting Persons, as well as the number of SC Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of December 31, 2022, based on 770,352,700 SC Class A Shares outstanding as of such date.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
MCO Cotai Investments Limited	462,348,304	60.0%	0	462,348,304	0	462,348,304
MCO Holdings Limited	462,348,304	60.0%	0	462,348,304	0	462,348,304
Melco Resorts & Entertainment Limited	462,348,304	60.0%	0	462,348,304	0	462,348,304
Melco Leisure and Entertainment Group Limited	462,348,304	60.0%	0	462,348,304	0	462,348,304
Melco International Development Limited	463,095,592	60.1%	0	463,095,592	0	463,095,592
Ho, Lawrence Yau Lung	463,095,592	60.1%	0	463,095,592	0	463,095,592

MCO Cotai is the holder of 401,028,304 SC Class A Shares and 15,330,000 ADSs representing 61,320,000 SC Class A Shares. Melco International is the holder of 747,288 SC Class A Shares, among which include 118 ADSs (representing 472 SC Class A Shares) held by an agent on its behalf. MCO Cotai acquired 220,075,176 SC Class A Shares pursuant to a subscription agreement it entered into with Studio City International Holdings Limited (“Studio City”) in connection with the series of private placement offers of SC Class A Shares as announced by Studio City in February 2022.

Mr. Ho is the majority shareholder of Melco International, which is the sole shareholder of Melco Leisure, which is the majority shareholder of Melco Resorts, a publicly-traded company whose American Depositary Shares are listed on the Nasdaq Global Select Market. Melco Resorts is the sole shareholder of MCO Holdings, which is the sole shareholder of MCO Cotai. Therefore, each of the foregoing entities and individuals may be deemed to share voting and investment power over the SC Class A Shares and ADSs held of record by MCO Cotai and Melco International.

ITEM 5. Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 86389T106	Schedule 13G	Page 11 of 12

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8. Identification and Classification of Members of the Group

Not applicable.

ITEM 9. Notice of Dissolution of Group

Not applicable.

ITEM 10. Certification

Not applicable.

CUSIP No. 86389T106	Schedule 13G	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

MCO COTAI INVESTMENTS LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Authorized Signatory

MCO HOLDINGS LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Authorized Signatory

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name:	Ho, Lawrence Yau Lung
Title:	Director

HO, LAWRENCE YAU LUNG

By:	/s/ Ho, Lawrence Yau Lung